Madison Mosaic Equity Trust
550 Science Drive
Madison, WI  53711
Writer's Direct Dial: 608-216-9147

BY EDGAR

May 2, 2011

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: 485APOS For Restructure of Small/Mid Cap Fund to International Fund

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed is a post-effective amendment to the Registration Statement on Form N-1A of Madison Mosaic Equity Trust applicable to the registrant’s current “Small/Mid Cap Fund” series (the “Fund”).  The registrant’s Board has approved changing the Fund’s current investment objectives and strategies effective July 1, 2011, 60 days from the date of this filing.

Note that in order to accomplish the change in investment objectives and strategies, the Fund will reduce its entire investment portfolio to cash to create a clean break from its existing investment objectives and strategies.  There will be no overlap.  As such, in light of the change in strategies (from a domestic small/mid capitalization equity fund to an international large cap equity fund), we would like to remove references to prior performance, as this Fund will sell all of its current holdings and start fresh on July 1, the effective date of the new prospectus.  Please advise as to whether this is acceptable.  We bracketed and highlighted the areas that we believe should be removed in the enclosed filing at pages 3 – 4.

Also filed today is the preliminary proxy statement requesting shareholder approval. As explained in our correspondence transmitting the proxy materials, the Fund’s assets are currently less than $2 million and the Fund is approximately 90% owned directly or indirectly by its investment adviser and its officers and employees.  It has been closed to new investors since February of this year in anticipation of the changes contained in the enclosed.

I look forward to hearing from you.

Respectfully submitted,

(signature)

Pamela M. Krill
General Counsel and CLO

Enclosures